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                           April 23, 2024

       Jaymes Winters
       Chief Executive Officer
       Solidion Technology, Inc.
       13355 Noel Road, Suite 1100
       Dallas, Texas 75240

                                                        Re: Solidion
Technology, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on April 15,
2024
                                                            File No. 333-278700

       Dear Jaymes Winters:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Alex Weniger-Araujo